United States securities and exchange commission logo





                             April 27, 2021

       Michael Behrens
       Chief Executive Officer
       My Racehorse CA LLC
       250 W. 1st Street, Suite 256
       Claremont, CA 91711

                                                        Re: My Racehorse CA LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 24
                                                            Filed April 20,
2021
                                                            File No. 024-10896

       Dear Mr. Behrens:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 24 to Form 1-A

       Exhibit 12.1

   1. It is inappropriate for counsel to assume the due execution and delivery of documents of the Company. Please
revise the last sentence on page 1 of the opinion accordingly.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Behrens
My Racehorse CA LLC
April 27, 2021
Page 2

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Behrens
                                                          Division of
Corporation Finance
Comapany NameMy Racehorse CA LLC
                                                          Office of Trade &
Services
April 27, 2021 Page 2
cc:       Christopher Tinen
FirstName LastName